1. Name and Address of Reporting Person
   Jagodinski,  W. Thomas
   One Cotton Row
   100 Main Street
   Scott, MS 38772
   USA
2. Issuer Name and Ticker or Trading Symbol
   Delta and Pine Land Company (DLP)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Day/Year
   01/22/2003
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   Director, President, and CEO
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+------------------------------+----------+----------+---------+--------------------------+--------------+-----------+------------+
|1. Title of Security          |2. Trans- |2A.Execu- |3. Trans-|4. Securities Acquired (A)|5. Amount of  |6. Owner-  |7. Nature   |
|                              |   action |   action |   action|   or Disposed of (D)     |Securities    |   ship    |   of In-   |
|                              |   Date   |   Date   |   Code  |                          |Beneficially  |   Form:   |   direct   |
|                              |          |          |         |                          |Owned         |   Direct  |   Bene-    |
|                              |  (Month/ |  (Month/ |         |                          |Following     |   (D) or  |   ficial   |
|                              |   Day/   |   Day/   +-----+---+-----------+---+----------+Reported      |   Indirect|   Owner-   |
|                              |   Year)  |   Year)  |Code |V  |Amount     |A/D|Price     |Transaction(s)|   (I)     |   ship     |
+------------------------------+----------+----------+-----+---+-----------+---+----------+--------------+-----------+------------+
Common Stock                                                                               66656          D
Common Stock                                                                               3555           I           Spouse

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+----------+--------+-------+-------+---------+-----------+---------------------+----------------+----------+-------+-------+------+
|1.        |2.      |3.     |3A.    |4.       |5.         |6.                   |7.              |8.        |9.     |10.    |11.   |
|          |        |       |       |         |           |                     |                |          |Number |Owner- |      |
|          |        |       |       |         |           |                     |                |          |of     |ship   |      |
|          |        |       |       |         |           |                     |                |          |Deriv- |Form of|      |
|          |        |       |       |         |           |                     |Title and Amount|          |ative  |Deriv- |      |
|          |        |       |       |         |           |                     |of Underlying   |          |Secur- |ative  |Nature|
|          |Conver- |Trans- |Execu- |         |Number of  |                     |Securities      |          |ities  |Secur- |of    |
|          |sion or |action |tion   |         |Derivative |Date Exercisable     +-------+--------+          |Benefi-|ity:   |In-   |
|          |Exercise|Date   |Date   |         |Securities |and Expiration Date  |       |Amount  |          |cially |Direct |direct|
|          |Price of|       |       |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned  |(D) or |Bene- |
|Title of  |Deriv-  |(Month/|(Month/|tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |       |In-    |ficial|
|Derivative|ative   | Day/  | Day/  +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|       |direct |Owner-|
|Security  |Security|Year)  |Year)  |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |       |(I)    |ship  |
+----------+--------+-------+-------+------+--+-----+-----+----------+----------+-------+--------+----------+-------+-------+------+
Stock       $4.67                                                     03/18/2004 Common                      26311   D
Options                                                                          Stock
(Right to
buy)
Stock       $10.69                                                    09/25/2005 Common                      10667   D
Options                                                                          Stock
(Right to
buy)
Stock       $16.91                                                    01/26/2010 Common                      62000   D
Options                                                                          Stock
(Right to
buy)
Stock       $18.28                                                    09/03/2012 Common                      62222   D
Options                                                                          Stock
(Right to
buy)
Stock       $18.95                                                    05/30/2012 Common                      125000  D
Options                                                                          Stock
(Right to
buy)
Stock       $19.56   01/22/2         A 4       2666        01/23/2004 01/22/2013 Common  2666     $0.0000    2666    D
Options              003                                   <F1>                  Stock                       <F2>
(Right to
buy)
Stock       $19.62                                                    03/30/2010 Common                      75000   D
Options                                                                          Stock
(Right to
buy)
Stock       $22.36                                                    10/18/2006 Common                      21333   D
Options                                                                          Stock
(Right to
buy)
Stock       $28.03                                                    07/09/2007 Common                      53333   D
Options                                                                          Stock
(Right to
buy)

Explanation of Responses:

<F1>
Stock Options vest at a rate of 20% per year.
<F2>
Total securities owned at the end of the year include the above reported transaction and 435,866 previously reported transactions for a grand total of 438,532.

SIGNATURE OF REPORTING PERSON
/s/ Rhonda Strickland

DATE
02/06/2003